NEURAXIS, INC.

11550 N. Meridian Street, Suite 325

Carmel, IN 46032

February 14, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, DC 20549

Attention: Cindy Polynice

Re:	Neuraxis, Inc.
Registration Statement on Form S-1, File No. 333-269179

WITHDRAWAL OF ACCELERATION REQUEST

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on February 14, 2023, in which we requested the acceleration of the effective date of the above-referenced Registration Statement for February 14, 2023, at 5:00 p.m. Eastern Time, in accordance with Rule 461 under the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

Please contact our counsel, Lahdan S. Rahmati of Lucosky Brookman LLP at (310) 948-9968 with any questions you may have regarding this request.

Sincerely yours,

NEURAXIS, INC.

/s/ Brian Carrico
Brian Carrico
Chief Executive Officer